Via Facsimile and U.S. Mail
Mail Stop 03-09

	January 26, 2005

Jack C. Bendheim
President and Chairman of the Board
Phibro Animal Health Corporation
65 Challenger Road
Ridgefield Park, New Jersey 07660

Re:	Phibro Animal Health Corporation
Registration Statement on Form S-4
File No. 333-122063, filed January 14, 2005

Dear Mr. Bendheim:

	We have limited our review of the above referenced filing to monitor only for confirmation of your reliance on the staff`s position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988); Morgan Stanley & Co. Incorporated, SEC
No-Action Letter (June 5, 1991); and Sherman and Sterling, SEC No-Action Letter (July 2, 1993). Please provide a supplemental letter to the staff (i) stating that you are registering the exchange offer in reliance on the staff`s position contained in these no-action letters, and (ii) including the statements and representations substantially in the form set forth in the Morgan Stanley and Sherman
& Sterling no-action letters.

	Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Anne Nguyen, Attorney-Advisor, at
(202) 942-2895.

         	               					Sincerely,




                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:  	Lawrence M. Bell, Esq.
Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue
New York, New York 10022-7302
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Jack C. Bendheim
Phibro Animal Health Corporation
January 26, 2005
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